

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 20, 2007

Room 7010

Richard K. Atkinson
Senior Vice President and Chief Financial Officer
US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

> **Re: US BioEnergy Corporation**
> **Form 10-K for Year Ended December 31, 2006**
> **File No. 001-33203**

Dear Mr. Atkinson:

        We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 52

1.   With regards to the material internal control weakness identified during the 2006 audit, please tell us whether the errors, individually or in the aggregate, had a material impact on sales or net income for any quarterly period in 2006. Please also provide us with a detailed analysis of the quantitative and qualitative factors in SAB 99 supporting your conclusion.

2.   In light of the fact that a material weakness existed at December 31, 2006 and wasn't identified until over two months after your year end, tell us in reasonable detail the basis for your officers' conclusions that the Company's disclosure controls and procedures were nonetheless effective as of March 31, 2007. We note your auditors made recommendations with regards to the material weakness and recommended some processes be enhanced during the quarterly close for March 31, 2007. Please ensure that your response addresses whether or not you have implemented those recommendations and the status of the implementation.

Note 12: Commitments, Contingencies and Credit Risk, page F-25

3.   With regards to the sale of the build slot under a master design-build agreement with Fagen for $12.0 million, please tell us the terms of the arrangement with the third party purchaser, including the nature of consideration, any put/call features, redemptions features or contingencies, how you valued any non-cash consideration received for the build slot and how the recognition of $8.0 million and deferral of $4.0 million of the sales prices was appropriate and complies with GAAP. Provide similar information for the build slot that was contributed in exchange for the 50% interest in Grinnell as discussed in your Form 10-Q for the quarter ended March 31, 2007.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief